[redacted]

10029476

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65862 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caymus Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3490 Piedmont Road NE, Suite 1040
(No. and Street)

| Atlanta | Georgia | 30305 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey L. Faux (404) 995-8302
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
(Name – *if individual, state last, first, middle name*)

| Five Concourse Parkway, Suite 1000 | Atlanta | Georgia | 30328 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/6

# OATH OR AFFIRMATION

I, Geoffrey L. Faux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caymus Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEONDA TAYLOR
MY COMMISSION EXPIRES 03-27-2012
NOTARY PUBLIC
DEKALB COUNTY, GEORGIA

Signature

Managing Partner
Title

Keonda Taylor
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HA&W

Certified Public Accountants and Business Advisors

# INDEPENDENT AUDITORS' REPORT

To the Member of
Caymus Securities, LLC

We have audited the accompanying statement of financial condition of Caymus Securities, LLC (a limited liability company) as of December 31, 2009, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caymus Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 24, 2010

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

CAYMUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

## ASSETS

| | | |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ | 59,545 |
| Accounts receivable, net of allowance for doubtful accounts of $0 | | 1,459 |
| Prepaid expenses | | 4,796 |
| Total current assets | | 65,800 |
| **Other assets** | | |
| Investment in Receivables Outsourcing, Inc. | | 1 |
| | $ | 65,801 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable and accrued expenses | $ | 7,800 |
| Due to affiliate | | 3,707 |
| Total current liabilities | | 11,507 |
| **Member's equity** | | 54,294 |
| | $ | 65,801 |

See auditors' report and accompanying notes

CAYMUS SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Revenue | $ 154,578 |
| General and administrative expenses | 149,618 |
| Income from operations | 4,960 |
| Other income (expense) | |
| Interest income | 152 |
| Net income | 5,112 |
| Member's equity, beginning of year | 39,182 |
| Contributions | 10,000 |
| Member's equity, end of year | $ 54,294 |

See auditors' report and accompanying notes

CAYMUS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Increase (Decrease) In Cash and Cash Equivalents

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 5,112 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in assets and liabilities | |
| Accounts receivable | (1,115) |
| Prepaid expenses | (279) |
| Accounts payable | (86) |
| Due to affiliates | 3,707 |
| Total adjustments | 2,227 |
| Net cash provided by operating activities | 7,339 |
| **Cash flows from financing activities** | |
| Contributions from member | 10,000 |
| Net increase in cash and cash equivalents | 17,339 |
| Cash and cash equivalents, beginning of year | 42,206 |
| Cash and cash equivalents, end of year | $ 59,545 |

See auditors' report and accompanying notes

**Note A**
**Summary of Significant Accounting Policies**

Description of Company:

Caymus Securities, LLC (the Company) was formed as a limited liability company in Georgia in April 2003. The Company is a wholly owned subsidiary of Caymus Partners, LLC (the Sole Member) and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is in the business of investment banking where the Company acts as an advisor or agent in merger-and-acquisition transactions and raising of private capital through security offerings.

The Company primarily operates in the financial services industry. The current state of the economy and securities markets has caused great concern, which may have adverse implications to the financial services industry. In addition, the contraction of the economy and securities markets may also adversely affect the Company's future operations. The Company is dependent on the financial securities markets to generate interests in its revenue products.

The Company does not maintain customer accounts.

Accounting Standards Codification:

The Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") became the sole authoritative source of generally accepted accounting principles in the United States for periods ending after September 15, 2009. The FASB ASC incorporates all authoritative accounting literature previously issued by a standard setter. Adoption of the FASB ASC had no effect on the Company's financial position, results from operations, member's equity or cash flows.

Cash and Cash Equivalents:

For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. From time to time, the Company's cash balance exceeds such limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note A**
**Summary of Significant Accounting Policies (Continued)**

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the sole member to be included on the sole member's tax return.

Due to a required change in the applicable accounting standards, the Company adopted a new recognition threshold for income tax benefits arising from uncertain income tax positions effective January 1, 2009. Upon adoption of the new standard and in all subsequent periods, a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. Adoption of the new standard had no impact on our financial position or results of operations.

The Company is no longer subject to income tax examinations for calendar years up to and including 2005.

Revenue Recognition:

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date, and when the income is reasonably determinable.

Investment:

The Company owns a warrant to purchase 1% of the outstanding common stock of Receivables Outsourcing, Inc. for $120,000 through November 25, 2013. The investment is accounted for using the cost method.

Accounts Receivable - Trade:

Accounts receivable are recorded at the invoiced amount. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts. There were no material customer accounts requiring a reserve for doubtful accounts at December 31, 2009.

Fair Value:

In specific circumstances, certain assets and liabilities are reported or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Company's principal market for such transactions. If the Company has not established a principal market for such transactions, fair value is determined based on the most advantageous market.

**Note A**
**Summary of Significant Accounting Policies (Continued)**

Valuation inputs used to determine fair value are arranged in a hierarchy that categorizes the inputs into three broad levels which are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are directly or indirectly observable valuation inputs for the asset or liability, excluding Level 1 inputs.
- Level 3 inputs are unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value of Financial Instruments:

Substantially all of the Corporation's assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument.

**Note B**
**Related Party Transactions**

The Company pays a management fee to the Sole Member equal to 10% of Caymus Partners' operating expenses, as defined in the management agreement. During the year ended December 31, 2009, management fees incurred was $124,345 of which $3,707 was outstanding at year end.

**Note C**
**Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and shall not be less than $5,000. At December 31, 2009, the Company had net capital of $48,038, which was $43,038 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.24 to 1.

**Note D**
**Exemption from Rule 15c3-3**

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

**Note E**
**Concentrations**

Significant Customer:

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had sales to two customers totaling $151,458, which comprised approximately 91% of annual revenues for the year ended December 31, 2009. The accounts receivable balance included approximately $1,459 from one customer at December 31, 2009.

**Note F**
**Subsequent Events**

On January 4, 2010, the Company entered into a subordinated secured promissory note (the "Note Agreement") with a customer, in exchange for and pursuant to the terms of the Fee Agreement (the "Transaction") between the Company and the Customer upon successful closing of the Transaction. The Note Agreement provides for the repayment of $250,000 on July 4, 2012 (the Maturity Date). Borrowings will bear interest rate equal to (i) eight percent (8%) per annum from the date hereof through July 3, 2010, (ii) ten percent (10%) per annum from July 4, 2010 through January 3, 2011, (iii) twelve percent (12%) per annum from January 4, 2011 through July 3, 2011, and (iv) fourteen percent (14%) per annum from July 4, 2011 through payment in full of all amounts outstanding. Under the terms of the Note Agreement, the Customer will pay accrued interest quarterly in arrears, on each March 31, June 30, September 30 and December 31, commencing with the quarter ending March 31, 2010. The Note Agreement is secured by all of the assets of the Customer. The Company will also pay legal and other fees and expenses in connection with the collection and enforcement of Note Agreement.

The Company evaluated subsequent events through February 24, 2010, when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to January 4, 2010, but prior to the filing of this report that would have a material impact on the financial statements.

## SUPPLEMENTARY INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER **Caymus Securities, LLC** as of **12/31/09**

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 54,294 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | 19 ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 54,294 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 54,294 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ 6,255 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 6,255 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | 20 $ 48,039 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | 18 | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 1 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 1 ) | 3740 |
| 10. | Net Capital | | | $ 48,038 | 3750 |

30

OMIT PENNIES

See auditors' report

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER **Caymus Securities, LLC** as of **12/31/09**

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 767 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 43,038 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ | 46,887 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 11,507 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit 21 | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | 0 | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 11,507 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | .24 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See auditors' report

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER **Caymus Securities, LLC**

For the period (MMDDYY) from 01/01/09 to 12/31/09

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 39,182 | 4240 |
| A. Net income (loss) | | 5,112 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ [4262]) | 10,000 | 4260 |
| C. Deductions (Includes non-conforming capital of | $ [4272]) | 0 | 4270 |
| 2. Balance, end of period (From item 1800) | | $ 54,294 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | | |
|---|---|---|---|
| 3. Balance, beginning of period | 30 | $ | 4300 |
| A. Increases | | | 4310 |
| B. Decreases | | | 4320 |
| 4. Balance, end of period (From item 3520) | | $ 0 | 4330 |

OMIT PENNIES

See auditors' report

CAYMUS SECURITIES, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2009

| | Net Capital | Indebtedness | Percentage of Aggregate Indebtedness to Net Capital |
|---|---|---|---|
| Company's computation | $ 48,038 | $ 11,507 | 0.24 |
| Additional expense accruals, revenue, expense, and other adjustments | 0 | 0 | |
| | $ 48,038 | $ 11,507 | 0.24 |

See auditors' report

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER **Caymus Securities, LLC** as of 12/31/09

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

| | | | |
|---|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 | | | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained | | X | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 | 4335 | | 4570 |
| D. (k)(3) — Exempted by order of the Commission (include copy of letter) | | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code ) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 32 | 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 33 | 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 34 | 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 35 | 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| | | | Total $ 36 | 4699 | | |

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

See auditors' report

HA&W
Certified Public Accountants and Business Advisors

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Caymus Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of CAYMUS SECURITIES, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 24, 2010

# CAYMUS SECURITIES, LLC

# FINANCIAL STATEMENTS
# DECEMBER 31, 2009



HA&W

HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors

CAYMUS SECURITIES, LLC

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